UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December, 2024

Commission File Number 001-39670

PURETECH HEALTH PLC

(Translation of registrant’s name into English)

6 Tide Street, Suite 400

Boston, Massachusetts 02210

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On December 16, 2024, PureTech Health plc (LSE: PRTC, Nasdaq: PRTC) (the “Company”) issued a press release titled “PureTech’s Deupirfenidone (LYT-100) Slowed Lung Function Decline in People with Idiopathic Pulmonary Fibrosis (IPF) as Measured by Forced Vital Capacity (FVC), Achieving the Primary and Key Secondary Endpoints in the ELEVATE IPF Phase 2b Trial.”

The press release is furnished herewith as Exhibit 99.1 and is incorporated by reference herein.

Exhibits

99.1

Press Release of PureTech Health plc, dated December  16, 2024, titled “PureTech’s Deupirfenidone (LYT-100) Slowed Lung Function Decline in People with Idiopathic Pulmonary Fibrosis (IPF) as Measured by Forced Vital Capacity (FVC), Achieving the Primary and Key Secondary Endpoints in the ELEVATE IPF Phase 2b Trial.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PURETECH HEALTH PLC

Date: December 16, 2024	By:	/s/ Bharatt Chowrira
Name: Bharatt Chowrira
Title: Chief Executive Officer